Exhibit 99.(a)(6)

Contacts:

Daniel Mahoney	Nicholas Manganaro
Chief Financial Officer	Sharon Merrill Associates, Inc.
Charles River Associates	crai@investorrelations.com
617-425-3505	617-542-5300

CHARLES RIVER ASSOCIATES (CRA) ANNOUNCES PRELIMINARY RESULTS OF
ITS MODIFIED DUTCH AUCTION TENDER OFFER

BOSTON, April 6, 2021 – Charles River Associates (NASDAQ: CRAI), a worldwide leader in providing economic, financial, and management consulting services, today announced the preliminary results of its previously announced modified “Dutch auction” self-tender offer to purchase for cash up to $25 million in value of shares of its common stock at a price not less than $66.25 and not greater than $76.00 per share. The tender offer expired at 5:00 pm, Eastern Time, on Monday, April 5, 2021.

Based on the preliminary count by Computershare Trust Company, N.A., the depositary for the tender offer, a total of 419,549 shares of common stock were properly tendered and not properly withdrawn at or below the purchase price of $74.00 per share, including 53,273 shares that were tendered by notice of guaranteed delivery. 2,449 shares were conditionally tendered based on the preliminary count by the depositary. Because the tender offer was oversubscribed, the relative number of shares of common stock that will be purchased from each shareholder will be prorated based on the number of shares of common stock properly tendered.

In accordance with the terms and conditions of the tender offer, and based on the preliminary count by the depositary, CRA expects to acquire approximately 337,837 shares of its common stock at a price of $74.00 per share for an aggregate purchase price of approximately $25 million, excluding fees and expenses related to the tender offer.

The number of shares of common stock to be purchased is preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares of common stock tendered through notice of guaranteed delivery will be delivered within the two business day settlement period. The final number of shares to be purchased will be announced following the expiration of the guaranteed delivery period and completion by the depositary of the confirmation process. Payment for the shares accepted for purchase pursuant to the tender offer will occur promptly thereafter.

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any shares of CRA’s common stock. The offer was made solely by the Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented, that CRA filed with the Securities and Exchange Commission, and investors may obtain them for free from the Securities and Exchange Commission at its website (www.sec.gov) or from Georgeson LLC, the information agent for the tender offer, by telephone toll-free at (800) 676-0098 or in writing to 1290 Avenue of the Americas, 9th Floor, New York, NY 10104. Any questions about the tender offer should be directed to the information agent, Georgeson LLC at (800) 676-0098.

About Charles River Associates (CRA)

Charles River Associates® is a leading global consulting firm specializing in economic, financial and management consulting services. CRA advises clients on economic and financial matters pertaining to litigation and regulatory proceedings, and guides corporations through critical business strategy and performance-related issues. Since 1965, clients have engaged CRA for its unique combination of functional expertise and industry knowledge, and for its objective solutions to complex problems. Headquartered in Boston, CRA has offices throughout the world. Detailed information about Charles River Associates, a registered trade name of CRA International, Inc., is available at www.crai.com. Follow us on LinkedIn, Twitter, and Facebook.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking” statements as defined in Section 21 of the Exchange Act. These statements are based upon our current expectations and various underlying assumptions. Although we believe there is a reasonable basis for these statements and assumptions, and these statements are expressed in good faith, these statements are subject to a number of additional factors and uncertainties. These factors include, but are not limited to, the possibility that shareholders may not tender their shares in the tender offer or other conditions to completion of the tender offer are not satisfied and, with respect to our future business, operating results and financial condition; the possibility that the demand for our services may decline as a result of changes in general and industry specific economic conditions; the effects of competitive services and pricing; our ability to attract and retain key employee or non-employee experts; the inability to integrate and utilize existing consultants and personnel; the decline or reduction in project work or activity; global economic conditions including less stable political and economic environments; the impact of the COVID-19 pandemic; and foreign currency exchange rate fluctuations. For further details of the risks to the tender offer, you should read our filings with the Securities and Exchange Commission related to the tender offer, including our Schedule TO and the documents referred to therein. Further information on the above factors and other potential factors that could affect our future business, operating results and financial condition is included in our Annual Report on Form 10-K for the year ended January 2, 2021 and other periodic filings with the Securities and Exchange Commission, including risks under the heading “Risk Factors.” We cannot guarantee any future results, levels of activity, performance or achievement. We undertake no obligation to update any forward-looking statements after the date of this press release, and we do not intend to do so.